Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

UNIVERSAL CORPORATION

	Fiscal Year Ended March 31,
	2009	2008	2007	2006	2005
	(in thousands, except for ratios)
Earnings
Pretax income from continuing operations before equity in pretax earnings (loss) of unconsolidated affiliates	$176,606	$166,782	$120,642	$533	$109,756
Fixed charges (net of interest capitalized)	40,797	48,014	59,376	66,217	43,660
Distribution of earnings from unconsolidated affiliates	8,680	9,189	7,878	21,845	4,613

Total Earnings	$226,083	$223,985	$187,896	$88,595	$158,029

Fixed Charges and Preference Dividends
Interest expense	$35,631	$41,908	$53,794	$60,787	$41,599
Interest capitalized	—	—	—	799	498
Amortization of premiums, discounts, and debt issuance costs	948	1,767	1,697	1,916	1,852
Interest component of rent expense	4,218	4,339	3,885	3,514	209

Total Fixed Charges	40,797	48,014	59,376	67,016	44,158

Dividends on convertible perpetual preferred stock (pretax)	22,846	22,846	22,592	—	—

Total Fixed Charges and Preference Dividends	$63,643	$70,860	$81,968	$67,016	$44,158

Ratio of Earnings to Fixed Charges	5.54	4.66	3.16	1.32	3.58

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	3.55	3.16	2.29	1.32	3.58